RECEIVED

2006 MAR -6 A 10:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

17 February 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

06011285

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

14 FEBRUARY TO 17 FEBRUARY 2006

204	13/02/2006 : 15:24:00	Smiths Group PLC - Directorate change
205	15/02/2006 : 15:27:00	Smiths Group PLC - Notice of Results
206	16/02/2006 : 10:40:00	Smiths Group PLC - Holding(s) in Company
207	17/02/2006 : 17:17:00	Smiths Group PLC - Director Declaration

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	15:24 13-Feb-06
Number	3363Y

smiths

13 FEBRUARY 2006

SMITHS GROUP PLC

NOTIFICATION UNDER LISTING RULE LR 9.6.14R
DETAILS OF AN ADDITIONAL DIRECTORSHIP HELD BY A CURRENT DIRECTOR

Mr Peter John Jackson, a non-executive director of Smiths Group plc, has been appointed as a non-executive director of Kingfisher plc.

Contact for queries:
Neil Burdett
Smiths Group plc
765 Finchley Road
London NW11 8DS
Tel: 020 8457 8229

Date of Notification: 13 February 2006

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Notice of Results
Released	15:27 15-Feb-06
Number	4718Y

smiths

SMITHS GROUP PLC

NOTICE OF MEETING TO DECLARE INTERIM DIVIDEND AND ANNOUNCE RESULTS FOR HALF YEAR

On Wednesday 15 March 2006 a committee of the Board is expected to declare an interim dividend on the ordinary share capital and announce the financial results of the Company for the half-year ended 31 January 2006.

Subject to the declaration of a dividend, the 'ex-dividend' date will be 22 March 2006 and the record date will be 24 March 2006. The dividend payment date will be 21 April 2006.

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	10:40 16-Feb-06
Number	5118Y

smiths

16 FEBRUARY 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: FRANKLIN RESOURCES, INC.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION BY FRANKLIN RESOURCES, INC. AND ITS AFFILIATES WHICH INCLUDES FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK, EUROPE	133,227
BANK OF NEW YORK, LONDON	906,176
JPMORGAN CHASE BANK, LONDON	36,574,547
CITIBANK NA, LONDON	739,844
CLYDESDALE BANK PLC	583,210
EUROCLEAR BANK SA, BRUSSELS	29,956
HSBC BANK PCL, LONDON	352,834
MELLON BANK NA, LONDON	2,826,651
MERRILL LYNCH INTL LTD, LONDON	394,400
NORTHERN TRUST COMPANY, LONDON	1,741,244
ROYAL TRUST CORP OF CANADA, LONDON	1,473,114
STATE STREET BANK, LONDON	4,787,417
NORTHERN TRUST COMPANY	12,958

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 16.02.2006

12. Total holding following this notification: 50,555,578 SHARES (AT 15 FEBRUARY 2006)

13. Total percentage holding of issued class following this notification*: 8.94%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 16.02.2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Declaration
Released	17:17 17-Feb-06
Number	6150Y

smiths

17 FEBRUARY 2006

SMITHS GROUP PLC

NOTIFICATION UNDER LISTING RULE LR 9.6.14R
DETAILS OF CHANGES IN DIRECTORSHIPS HELD BY A CURRENT DIRECTOR

Mr Donald Brydon, the Chairman of Smiths Group plc, has been appointed as Chairman of Taylor Nelson Sofres plc and has resigned as a director of Edinburgh UK Tracker Trust plc.

Contact for queries:
Neil Burdett
Smiths Group plc
765 Finchley Road
London NW11 8DS
Tel: 020 8457 8229

Date of Notification: 17 February 2006

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